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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                      INTERNATIONAL FUEL TECHNOLOGY, INC.
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                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
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                        (Title of Class of Securities)

                                   45953X208
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                                (CUSIP Number)

                               Steven D. Walters
                      International Fuel Technology, Inc.
                       7777 Bonhomme Avenue, Suite 1920
                          St. Louis, Missouri  63105
                                (314) 727-3333
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                April 10, 2001
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP No.................................................45953X208
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
    (entities only).

     William J. Lindenmayer
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]
     (b)  [_]

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3.  SEC Use Only

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4.  Source of Funds (See Instructions)

     OO
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e) [_]

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6.  Citizenship or Place of Organization

     UNITED STATES

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Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power                1,651,000

8.  Shared Voting Power                150,000

9.  Sole Dispositive Power           1,651,000

10. Shared Dispositive Power           150,000

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

     1,801,000

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12. Check if Aggregate Amount in Row 11 Excludes Certain Shares (See
    Instructions)  [_]

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13. Percent of Class Represented by Amount in Row 11

     6.5%

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14. Type of Reporting Person (See Instructions)

     IN
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ITEM 1.  SECURITY AND ISSUER

(a)  Name and Address of Principal Executive Office of Issuer:

       International Fuel Technology, Inc., a Nevada corporation (the "Issuer") 7777 Bonhomme Avenue, Suite 1920
       St. Louis, Missouri  63105

(b)  Title and Class of Equity Securities:

       Common Stock par value $.01 per share (the "Common Stock") of the Issuer

ITEM 2.  IDENTITY AND BACKGROUND

(a)  Name:

       William J. Lindenmayer

(b)  Residence or business address:

       7777 Bonhomme Avenue, Suite 1920, St. Louis, Missouri, 63105

(c)  Present principal occupation or employment:

       President and Chief Operating Officer, International Fuel Technology,
        Inc.,
       7777 Bonhomme Avenue, Suite 1920, St. Louis, Missouri, 63105

(d)  Criminal proceedings:

       Mr. Lindenmayer has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Civil proceedings:

       Mr. Lindenmayer has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Citizenship:

       Mr. Lindenmayer is a citizen of the United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       The restricted stock award of 1,000,000 shares was authorized by the Board of Directors and made by the Issuer in connection with a consultant and employee stock compensation plan
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ITEM 4.  PURPOSE OF TRANSACTION

       NONE

ITEM 5.  INTEREST IN SECURITES OF THE ISSUER

       (a) Aggregate number and percentage of securities: Mr. Lindenmayer is the beneficial owner of 1,801,000 shares of Common Stock of the Issuer, representing approximately 6.5% of the outstanding Common Stock.
       (b) Power to vote and dispose: Mr. Lindenmayer has sole voting and disposition power of 1,651,000 of such shares.
       (c) Transactions within past 60 days: Received 33,000 shares from Issuer in March 2001. Bought 3,000 shares on open market in April 2001.
       (d)  Certain rights of other persons:  Not applicable.
       (e)  Date ceased to be a 5% owner: Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       NONE

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

       NONE


                                   SIGNATURE
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       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


By: /s/ William J. Lindenmayer                 Date:        April 11, 2001
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William J. Lindenmayer